Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2017 Results

BEIJING, China, February 13, 2018 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20171.

“In 2017, Baidu sharpened its strategic focus. We strengthened our management team and built strong momentum by adopting AI-first in our mobile businesses and investing in new AI businesses,” said Robin Li, Chairman and CEO of Baidu. “As we enter 2018, we will continue to strengthen Baidu’s search business, fuel feed’s growth and differentiate iQIYI with AI. We also look forward to further strengthening our position in autonomous driving and conversational AI, on top of the strong progress that we have made with Apollo and DuerOS in 2017.”

“We are deepening user engagement with Baidu core products and helping Baidu customers optimize their ad spending on our platform through the use of AI,” said Qi Lu, COO of Baidu. “On Baidu’s AI-enabled businesses, we are focused on expanding our partner and developer programs for our open platforms Apollo and DuerOS, which we successfully showcased at Baidu World and CES events.”

“We delivered solid financial performance in the fourth quarter with revenues up 29% year over year to RMB 23.6 billion, exceeding our guidance,” said Herman Yu, CFO of Baidu. “Entering 2018, we plan to continue our strategy to exit non-core businesses and increase investments in Baidu’s mobile and new AI businesses, which we believe play to Baidu’s strengths as a technology leader and will sow the seed for Baidu’s future growth in autonomous driving and conversational AI, particularly in the home environment.”

Fourth Quarter 2017 Financial Highlights

•	Total revenues were RMB 23.6 billion ($3.62 billion), increasing 29% year over year. Mobile revenue represented 76% of total revenues, compared to 65% for the fourth quarter of 2016.

•	Operating profit was RMB 4.8 billion ($734 million), increasing 118% year over year. Operating margin reached 20%, compared to 12% for the fourth quarter of 2016.

•	Non-GAAP operating profit was RMB 5.8 billion ($884 million), increasing 104% year over year. Non-GAAP operating margin reached 24%, compared to 15% for the fourth quarter of 2016. iQIYI reduced non-GAAP operating margin by 12 percentage points for the fourth quarter of 2017.

•	Net income attributable to Baidu was RMB 4.2 billion ($639 million) and diluted earnings attributable to Baidu per ADS was RMB 12 ($1.90). Non-GAAP net income attributable to Baidu[2] was RMB 5.2 billion ($804 million) and non-GAAP diluted earnings per ADS[3] was RMB 15 ($2.29).

•	Adjusted EBITDA was RMB 6.9 billion ($1.05 billion), increasing 78% year over year, or 29% of total revenues.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5063 to US$1.00, the effective noon buying rate as of December 29, 2017, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share.
[3]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

Fiscal Year 2017 Financial Highlights

•	Total revenues were RMB 84.8 billion ($13.03 billion), increasing 20% from 2016. Mobile revenue represented 73% of total revenues, compared to 63% in 2016.

•	Operating profit was RMB 15.7 billion ($2.41 billion), increasing 56% from 2016. Operating margin reached 19%, compared to 14% in 2016.

•	Non-GAAP operating profit was RMB 18.9 billion ($2.91 billion), increasing 60% from 2016. Non-GAAP operating margin reached 22%, compared to 17% in 2016. iQIYI reduced non-GAAP operating margins by 11 percentage points in 2017.

•	Net income attributable to Baidu was RMB 18.3 billion ($2.81 billion) and diluted earnings attributable to Baidu per ADS was RMB 52 ($8.06). Non-GAAP net income attributable to Baidu was RMB 22.3 billion ($3.42 billion) and non-GAAP diluted earnings per ADS was RMB 64 ($9.79).

•	Adjusted EBITDA was RMB 23.3 billion ($3.59 billion), increasing 48% from 2016, or 28% of total revenues.

Other Highlights

•	Baidu’s annual conference Baidu World was held in Beijing in November 2017. This year’s theme was “Bring AI to Life,” which highlighted Baidu’s efforts to bring AI to everyday life by enabling products and services to adopt Baidu’s AI to better understand and serve consumers. At the event, Baidu launched DuerOS 2.0.

•	Baidu showcased Apollo and DuerOS at the Consumer Electronics Show (CES) in Las Vegas in January 2018 and announced Apollo 2.0.

•	Baidu and the government of Xiong An in China’s Hebei province signed a strategic collaboration agreement to develop the new economic zone into a smart city powered by smart transport, voice assistance and cloud computing.

•	Baidu launched Bear Paw account to improve the search experience and enable businesses and brands to engage with Baidu users.

•	Baidu and Huawei formed a comprehensive strategic cooperation that spans from AI platforms and technology to internet services and content ecosystem.

•	Baidu and China CITIC Bank announced the opening of a joint venture, Baixin Bank, which offers online and telephone banking services and a range of innovative services that leverage Baidu’s AI technology and big data.

•	Baidu opened a second R&D facility in Silicon Valley and a new engineering office in Seattle, WA, which will focus on autonomous driving, Internet security and other development work.

•	Baidu launched Baidu Wifi Translator, a portable translation and hotspot device that audio translate several languages using advanced deep learning, voice recognition and other AI technologies. In partnership with Ctrip, Baidu’s portable translation and hotspot device is available in various airports throughout China.

Apollo

•	Baidu released Apollo 2.0, which supports simple urban road conditions and introduced four new functions, including cloud services, software platforms, reference hardware platforms and reference vehicle platforms. Apollo supports four main computing platforms, including NVIDIA, Intel, NXP and Renesas. Baidu announced that the Apollo platform has 165,000 lines of code and is adding approximately 65,000 lines of code each quarter.

•	Apollo has garnered more than 90 partners, including some of the world’s leading forces in autonomous driving.

•	China’s Ministry of Science and Technology announced that Baidu Apollo has been designated as the national autonomous driving open platform.

•	Baidu formed a strategic partnership with Xiamen King Long United Automotive (King Long). King Long plans to produce Level 4 buses using Apollo by July 2018.

•	Baidu formed a strategic partnership with BAIC Group. BAIC Group plans to mass-produce vehicles with Level 3 autonomous features around 2019 and fully autonomous Level 4 cars around 2021 using Apollo.

•	Baidu partnered with automobile manufacturer Chery to provide functions such as smart voice interaction, smart online navigation, facial identification and interconnected entertainment to Chery’s high-end product EXEED TX. Chery plans to mass-produce Level 3 autonomous vehicles in 2020.

•	Baidu formed a strategic partnership with Anhui Jianghuai Automobile Group Corporation (JAC) for the mass production of self-driving cars. JAC plans to begin producing cars using Apollo in the second half of 2019.

•	Baidu formed a strategic partnership with Chinese car-hailing company Shouqi Limousine & Chauffeur to fast-track the development of smart transport through Apollo and DuerOS platforms.

•	Baidu and NXP Semiconductors have announced a strategic cooperation in autonomous driving. NXP will join Apollo and provide semiconductor products and solutions including millimeter wave radar, V2X, security, smart connectivity and in-vehicle experience technologies.

•	Baidu, NVIDIA and ZF are creating a production-ready AI autonomous vehicle platform designed for China. This collaboration is based on Baidu’s Apollo Pilot, an autonomous driving product targeted for mass production, the new NVIDIA DRIVE Xavier™ and ZF’s new ProAI car computer.

•	Baidu and Udacity announced the launch of Apollo’s autonomous driving online courses, which are designed to expand the base of Apollo developers.

•	Baidu launched the Apollo Global Institute to help close the global AI talent gap, leveraging Baidu’s technology centers in Beijing, Shanghai, Shenzhen, Silicon Valley and Seattle.

•	Baidu plans to form a RMB 10 billion ($1.5 billion) Apollo Fund to invest in autonomous driving and expand Apollo’s ecosystem.

DuerOS

•	Baidu released DuerOS major upgrade version 2.0 with enriched solutions, Bot platform for developers and an improved voice interaction experience. DuerOS has more than 130 partners building over 50 DuerOS-powered hardware products, including televisions, smart speakers, smartphones, smart headsets and more. DuerOS Intelligent Device Platform launched more turn-key solutions to cover various form factors, including televisions, smart speakers, smartphones, smart headsets and smart robots. DuerOS Bot Platform has garnered over 7,000 skill developers and released over 100 skills.

•	Baidu formed a strategic partnership with Qualcomm to optimize Baidu’s voice assistant DuerOS for smartphones on the Qualcomm® Snapdragon™ Mobile Platform, including the upcoming Snapdragon 845 Mobile Platform.

•	Baidu formed a strategic partnership with NVIDIA to enable NVIDIA SHIELD launched in China to be equipped with Baidu’s voice assistant DuerOS, offering Chinese consumers a cutting-edge gaming, AI and home entertainment experience.

•	Baidu launched raven H, a smart speaker, as its first 1st party AI hardware. Three new DuerOS-powered smart devices were showcased at CES, including Little Fish VSI smart video speaker, Sengled smart lamp speaker and popIn Aladdin, a smart projector lamp for the Japanese market.

In the following section, comparison and analysis are provided based on reported consolidated financial results.

Fourth Quarter 2017 Results

Total revenues reached RMB 23.6 billion ($3.62 billion), representing a 29% increase year over year. Online marketing revenues were RMB 20.4 billion ($3.14 billion), representing a 26% increase year over year. Baidu had approximately 460,000 active online marketing customers4, representing a 2% increase year over year. Revenue per online marketing customer was approximately RMB 44,300 ($6,800), a 25% increase year over year.

Traffic acquisition cost as a component of cost of revenues was RMB 2.5 billion ($387 million), representing 10.7% of total revenues, compared to 14.5% in the fourth quarter of 2016.

Bandwidth costs as a component of cost of revenues were RMB 1.4 billion ($215 million), representing 5.9% of total revenues, compared to 6.8% in the fourth quarter of 2016.

Depreciation costs as a component of cost of revenues were RMB 885 million ($136 million), representing 3.8% of total revenues, compared to 4.5% in the fourth quarter of 2016.

Operational costs as a component of cost of revenues were RMB 1.1 billion ($174 million), representing 4.8% of total revenues, compared to 6.5% in the fourth quarter of 2016.

Content costs as a component of cost of revenues were RMB 3.8 billion ($577 million), representing 15.9% of total revenues, compared to 14.1% in the fourth quarter of 2016. The year-over-year increase was mainly due to iQIYI’s increased content costs.

Selling, general and administrative expenses were RMB 3.6 billion ($558 million), representing an increase of 9% year over year.

Research and development expenses were RMB 3.7 billion ($569 million), a 25% increase year over year. The increase was primarily due to the growth of research and development personnel-related cost.

[4]	The number of active online marketing customers and revenue per online active customer exclude our group-buying and delivery related businesses for consistency with previous reporting.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB 977 million ($150 million), compared to RMB 632 million in the fourth quarter of 2016.

Operating profit was RMB 4.8 billion ($734 million), representing a 118% increase year over year. Non-GAAP operating profit was RMB 5.8 billion ($884 million), representing a 104% increase year over year.

Other loss, net was RMB 294 million ($45 million). Other income, net was RMB 1.8 billion in the fourth quarter of 2016, which mainly consisted of the investment gain recognized as a result of Baidu’s exchange of Uber China shares with Didi.

Income tax expense was RMB 929 million ($143 million), compared to income tax expense of RMB 401 million in the fourth quarter of 2016. Effective tax rate was 18%, compared to 9% for the fourth quarter of 2016. The increase in the effective tax rate was mainly due to tax refund received in Q4 2016, as a result of newly granted preferential tax licenses for certain PRC subsidiaries.

Net income attributable to Baidu was RMB 4.2 billion ($639 million), representing a 1% increase year over year. Diluted earnings per ADS amounted to RMB 12 ($1.90). Non-GAAP net income attributable to Baidu was RMB 5.2 billion ($804 million), a 14% increase year over year. Non-GAAP diluted earnings per ADS amounted to RMB 15 ($2.29).

As of December 31, 2017, the Company had cash, cash equivalents and short-term investments of RMB 100.5 billion ($15.44 billion). Net operating cash inflow was RMB 10.0 billion ($1.53 billion) and capital expenditures were RMB 1.2 billion ($183 million).

Fiscal Year 2017 Results

Total revenues reached RMB 84.8 billion ($13.03 billion), representing a 20% increase from 2016. Online marketing revenues were RMB 73.1 billion ($11.24 billion), representing a 13% increase from 2016. Baidu had approximately 775,000 active online marketing customers, representing a 21% decrease from 2016. Revenue per online marketing customer was approximately RMB 93,500 ($14,371), a 43% increase from 2016.

Traffic acquisition costs were RMB 9.7 billion ($1.48 billion), representing 11.4% of total revenues, compared to 14.7% in 2016.

Bandwidth costs as a component of cost of revenues were RMB 5.6 billion ($854 million), representing 6.6% of total revenues, compared to 6.7% in 2016.

Depreciation costs as a component of cost of revenues were RMB 3.4 billion ($521 million), representing 4.0% of total revenues, compared to 4.4% in 2016.

Operational costs as a component of cost of revenues were RMB 4.7 billion ($722 million), representing 5.5% of total revenues, compared to 6.3% in 2016.

Content costs as a component of cost of revenues were RMB 13.4 billion ($2.06 billion), representing 15.8% of total revenues, compared to 11.1% in 2016. The year-over-year increase was mainly due to iQIYI’s increased content costs.

Selling, general and administrative expenses were RMB 13.1 billion ($2.02 billion), representing a decrease of 13% from 2016, primarily due to a decrease in promotional spending.

Research and development expenses totaled RMB 12.9 billion ($1.99 billion), representing a 27% increase from 2016. The increase was primarily due to the growth of research and development personnel-related costs.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB 3.2 billion ($499 million), compared to RMB 1.8 billion in 2016.

Operating profit was RMB 15.7 billion ($2.41 billion), a 56% increase from 2016. Non-GAAP operating profit was RMB 18.9 billion ($2.91 billion), representing a 60% increase from 2016.

Other income, net was RMB 4.6 billion ($707 million), which mainly consisted of the investment gain recognized as a result of disposal of Baidu Deliveries. Other income, net was RMB3.8 billion in 2016, which mainly consisted of the investment gain recognized as a result of Baidu’s exchange of Uber China shares with Didi.

Income tax expense was RMB 3.0 billion ($460 million), compared to an income tax expense of RMB 2.9 billion in 2016. Effective tax rate was 14%, compared to 20% in 2016. The decrease in the effective tax rate was primarily due to the nontaxable investment gain.

Net income attributable to Baidu was RMB 18.3 billion ($2.81 billion), representing a 57% increase from 2016. Diluted earnings attributable to Baidu per ADS amounted to RMB 52 ($8.06). Non-GAAP net income attributable to Baidu was RMB 22.3 billion ($3.42 billion), a 68% increase from 2016. Non-GAAP diluted earnings per ADS was RMB 64 ($9.79).

Net operating cash inflow was RMB 32.9 billion ($5.05 billion) and capital expenditures were RMB 4.8 billion ($735 million).

Recent Development

Baidu’s online video subsidiary, iQIYI, Inc. (“iQIYI”), has submitted a draft registration statement on Form F-1 in compliance with the U.S. Securities Act of 1933, as amended (the “Securities Act”) to the U.S. Securities and Exchange Commission (the “SEC”) for a proposed initial public offering of iQIYI and listing of iQIYI’s American depositary shares representing its ordinary shares on a major stock exchange in the U.S. (the “Proposed IPO”). The Proposed IPO is expected to commence as capital markets conditions permit and is subject to iQIYI’s public filing of the registration statement with the SEC in compliance with the Securities Act, and the SEC declaring such registration statement effective. The proposed number of American depositary shares to be offered and sold in the Proposed IPO has not yet been determined. Baidu expects to remain iQIYI’s controlling shareholder after the completion of the Proposed IPO.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act. This press release is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and it is not intended to, and does not, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the issuer and management, as well as financial statements.

Financial Guidance

For the first quarter of 2018, Baidu expects net revenues to be between RMB19.86 billion ($3.05 billion) and RMB20.97 billion ($3.22 billion), representing a 25% to 32% increase year over year. Excluding disposed businesses, such as mobile games and Baidu Deliveries, the guidance represents a 29% to 36% increase year over year. This forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Starting on January 1, 2018, Baidu adopted a new revenue accounting standard (ASC 606). The most significant impact will be the reclassification of value added tax from cost of revenues to net against revenues. If presented net of value added tax, revenues for fiscal 2017 would have been approximately 5.6% lower than currently presented. The above guidance reflects Baidu’s new reporting requirement. If presented on the same basis as 2017, gross revenues are expected to be between RMB 21.05 billion ($3.24 billion) and RMB22.23 billion ($3.42 billion), representing a 25% to 32% increase year over year.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on February 13, 2018, U.S. Eastern Time (9:00 AM on February 14, 2018, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	4299938

A replay of the conference call may be accessed by phone at the following number until February 21, 2018:

International:	+61 2 8199 0299
Passcode:	4299938

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter of 2018, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating profit, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating profit represents operating profit excluding share-based compensation expenses. Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share. Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu. Adjusted EBITDA represents operating profit excluding depreciation, amortization and share-based compensation expenses. Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(In RMB millions except for share, per share (or ADS) information)	2016	2017	2017	2016	2017
	Unaudited	Unaudited	Unaudited	Audited	Unaudited
Revenues:
Online marketing services	16,166	20,108	20,418	64,525	73,146
Other services	2,046	3,381	3,138	6,024	11,663

Total revenues	18,212	23,489	23,556	70,549	84,809

Operating costs and expenses:
Cost of revenues (note 1, 2)	(9,721)	(11,801)	(11,446)	(35,278)	(43,062)
Selling, general and administrative (note 2)	(3,334)	(3,746)	(3,632)	(15,071)	(13,128)
Research and development (note 2)	(2,972)	(3,242)	(3,704)	(10,151)	(12,928)

Total operating costs and expenses	(16,027)	(18,789)	(18,782)	(60,500)	(69,118)

Operating profit	2,185	4,700	4,774	10,049	15,691

Other income:
Interest income	631	876	917	2,342	3,154
Interest expense	(294)	(557)	(400)	(1,158)	(1,615)
Foreign exchange income(loss), net	310	(130)	(113)	508	(482)
Loss from equity method investments	(106)	(73)	204	(1,026)	(63)
Other income (loss), net	1,796	4,229	(294)	3,794	4,598

Total other income	2,337	4,345	314	4,460	5,592

Income before income taxes	4,522	9,045	5,088	14,509	21,283

Income taxes	(401)	(1,097)	(929)	(2,913)	(2,995)
Net income	4,121	7,948	4,159	11,596	18,288

Less: net loss attributable to noncontrolling interests	(8)	(1)	—	(36)	(13)
Net income attributable to Baidu	4,129	7,949	4,159	11,632	18,301

Earnings per share for Class A and Class B ordinary shares:
Basic	114.32	242.48	125.02	319.47	527.51
Diluted	113.98	240.49	123.81	318.62	524.08
Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Basic	11.43	24.25	12.50	31.95	52.75
Diluted	11.40	24.05	12.38	31.86	52.41
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,712,363	34,703,924	34,783,969	34,665,238	34,725,123
Diluted	34,816,049	34,991,177	35,123,903	34,757,086	34,952,391
(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,239)	(1,700)	(1,713)	(4,717)	(6,181)
Traffic acquisition costs	(2,636)	(2,476)	(2,518)	(10,373)	(9,657)
Bandwidth costs	(1,235)	(1,440)	(1,400)	(4,716)	(5,558)
Depreciation costs	(812)	(852)	(885)	(3,075)	(3,388)
Operational costs	(1,186)	(1,383)	(1,130)	(4,430)	(4,697)
Content costs	(2,571)	(3,897)	(3,754)	(7,864)	(13,398)
Share-based compensation expenses	(42)	(53)	(46)	(103)	(183)

Total cost of revenues	(9,721)	(11,801)	(11,446)	(35,278)	(43,062)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(42)	(53)	(46)	(103)	(183)
Selling, general and administrative	(114)	(252)	(298)	(429)	(973)
Research and development	(476)	(536)	(633)	(1,228)	(2,088)

Total share-based compensation expenses	(632)	(841)	(977)	(1,760)	(3,244)

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31,	December 31,
(In RMB millions except for number of shares and per share data)	2016	2017
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	10,898	11,084
Restricted cash	318	252
Short-term investments	71,196	89,381
Other invested securities	7,748	18,350
Accounts receivable, net	4,109	4,571
Loans and interest receivable, net	1,800	23,938
Amounts due from related parties	346	168
Other assets, current	3,345	3,425

Total current assets	99,760	151,169

Non-current assets:
Fixed assets, net	11,294	12,475
Intangible assets, net	3,872	5,467
Goodwill	15,342	15,806
Long-term investments, net	45,690	56,283
Loans and interest receivable, net	2,709	3,467
Amounts due from related parties	11	9
Deferred tax assets, net	1,100	1,532
Other assets, non-current	2,219	5,520

Total non-current assets	82,237	100,559

Total assets	181,997	251,728

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	1,115	1,244
Amounts due to the third-party investors	7,025	38,486
Accounts payable and accrued liabilities	21,630	27,523
Customer advances and deposits	6,032	6,785
Deferred revenue	596	788
Deferred income	566	568
Long-term loans, current portion	3,468	10
Notes payable, current portion	5,203	6,500
Capital lease obligation	8	—
Amounts due to related parties	459	153

Total current liabilities	46,102	82,057

Non-current liabilities:
Deferred income	28	73
Long-term loans	6,822	6,701
Notes payable	27,648	29,111
Deferred tax liabilities	3,589	3,375
Other non-current liabilities	65	39

Total non-current liabilities	38,152	39,299

Total liabilities	84,254	121,356

Redeemable noncontrolling interests	5,492	11,022
Equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,325,551 shares and 27,614,978 shares issued and outstanding as of December 31, 2016 and December 31, 2017	—	—
Class B ordinary shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,401,254 shares and 7,201,254 shares issued and outstanding as of December 31, 2016 and December 31, 2017	—	—
Additional paid-in capital	8,323	12,088
Retained earnings	85,734	102,328
Accumulated other comprehensive income(loss)	(1,783)	930

Total Baidu, Inc. shareholders’ equity	92,274	115,346
Noncontrolling interests	(23)	4,004
Total equity	92,251	119,350

Total liabilities, redeemable noncontrolling interests, and equity	181,997	251,728

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in RMB millions except for share and per ADS information, unaudited)

	Three months ended			Twelve months ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2017
Operating profit	2,185	4,700	4,774	10,049	15,691
Add: Share-based compensation expenses	632	841	977	1,760	3,244

Non-GAAP operating profit	2,817	5,541	5,751	11,809	18,935

Add: Depreciation of fixed assets	912	957	993	3,451	3,805
Add: Amortization of intangible assets	126	347	110	532	594

Adjusted EBITDA	3,855	6,845	6,854	15,792	23,334

	Three months ended			Twelve months ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2017
Net income attributable to Baidu	4,129	7,949	4,159	11,632	18,301
Add: Share-based compensation expenses	632	841	977	1,760	3,244
Add: (Gain)loss associated with the dilution of equity method investees	(156)	286	97	(173)	726

Non-GAAP net income attributable to Baidu	4,605	9,076	5,233	13,219	22,271

Weighted average number of ADS used in computing GAAP and non- GAAP diluted earnings per ADS	348,160,487	349,911,767	351,239,027	347,570,857	349,523,907
GAAP diluted earnings per ADS	11.40	24.05	12.38	31.86	52.41
Add: Accretion of the redeemable noncontrolling interests	0.46	(1.33)	(0.54)	1.61	(0.05)
Add: Share-based compensation expenses	1.82	2.40	2.78	5.06	9.28
Add: Dilution (Gain) loss associated with equity method investees	(0.45)	0.82	0.28	(0.50)	2.08

Non-GAAP diluted earnings per ADS	13.23	25.94	14.90	38.03	63.72

Reconciliation from net cash provided by operating activities to free cash flow (in RMB millions, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of	Twelve months ended	As a % of	Twelve months ended	As a % of
	December 31, 2016	total revenues	September 30, 2017	total revenues	December 31, 2017	total revenues	December 31, 2016	total revenues	December 31, 2017	total revenues
Net cash provided by operating activities	8,011	44%	10,517	45%	9,967	42%	22,258	32%	32,880	39%
Less: Capital expenditures	(1,201)	-7%	(1,297)	-6%	(1,188)	-5%	(4,189)	-6%	(4,779)	-6%

Free cash flow	6,810	37%	9,220	39%	8,779	37%	18,069	26%	28,101	33%